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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-35126

21Vianet Group, Inc.

Guanjie Building, Southeast 1st Floor
10# Jiuxianqiao East Road
Chaoyang District
Beijing 100016
The People's Republic of China
(86 10) 8456 2121
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 INCORPORATION BY REFERENCE

        This Form 6-K is incorporated by reference into the registrant's Registration Statement on Form F-3 (File No. 333-240044) filed with the Securities and Exchange Commission on July 23, 2020 and into the related prospectus supplements filed with the Securities and Exchange Commission on August 5, 2020.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.
By:	/s/ SHARON XIAO LIU
	Name:	Sharon Xiao Liu
	Title:	Chief Financial Officer

Date: September 3, 2020

 EXHIBIT INDEX

Exhibit No.	Description
99.1	Supplemental Information Relating to 21Vianet Group, Inc.

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INCORPORATION BY REFERENCE
SIGNATURES
EXHIBIT INDEX